Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces $600 Million Preferred Shares Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, October 8, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) announced today that it has entered into an agreement to privately place its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 36 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 36”). BMO Capital Markets is acting as the sole agent on the transaction. Bank of Montreal will issue 600,000 Preferred Shares Series 36 at a price of $1,000 per share to raise gross proceeds of $600 million. The closing of the offering is scheduled to occur on October 16, 2015, subject to the satisfaction of certain closing conditions. The net proceeds will be used by the Bank for general corporate purposes.

Holders will be entitled to receive non-cumulative preferential fixed quarterly dividends as and when declared by the board of directors of the Bank, payable in the amount of $14.625 per share, to yield 5.85 per cent annually. Subject to regulatory approval, on or after November 25, 2020, the Bank may redeem the Preferred Shares in whole or in part for an amount equal to $1,000 per Preferred Share Series 36 together with declared and unpaid dividends to the date fixed for redemption.

The Preferred Shares Series 36 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com (416) 867-7019